                                                                    EXHIBIT 99.3


                      [CANADIAN SUPERIOR ENERGY INC. LOGO]



For Immediate Release:                                          November 5, 2004

          CANADIAN SUPERIOR ANNOUNCES NEW CHIEF FINANCIAL OFFICER

CALGARY, ALBERTA--Canadian Superior Energy Inc. ("Canadian Superior" - AMEX,
TSX: SNG) of Calgary, Alberta is pleased to announce that Ross A. Jones has joined Canadian Superior as Chief Financial Officer ("CFO").

Mr. Jones has 24 years of extensive financial experience and is a Certified Management Accountant and has worked in a senior financial capacity in a number of public companies. Most recently Mr. Jones has been the President of his own financial consulting company providing senior financial and accounting services to both public and private oil and gas companies. Prior to that, Mr. Jones was Vice President of Finance and CFO of Tikal Resources Corporation, and prior to that was Controller of Canadian 88 Energy Corporation.

"Ross brings a wealth of financial experience to Canadian Superior and is a real `team player' and we are glad to have him on board at Canadian Superior", said Greg Noval, President and Chief Executive Officer of Canadian Superior in Calgary today.

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in western Canada, offshore Nova Scotia and offshore Trinidad and Tobago. The Company is one of the largest acreage holders offshore Nova Scotia, with 100% interests in 1,293,946 acres offshore Nova Scotia (See: Canadian Superior's website at www.cansup.com to review Canadian Superior's "Marquis, Mariner, Mayflower, Marauder and Marconi Offshore Projects" and to view the "Table of Major Offshore Nova Scotia Acreage Holders" and "Offshore Nova Scotia Maps", to review information on the Company's Western Canadian operations and for information and detailed maps regarding Canadian Superior's Trinidad "Tradewinds" Offshore Project and the recently awarded Block 5 (c)).

This press release contains forward-looking information on future production, project startups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. Statements contained in this press release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS PRESS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 - 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax:   (403) 216-2374
www.cansup.com